QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Autonomy Corporation plc

(Name of Issuer)
Ordinary Shares, nominal value 1/3 pence per share

(Title of Class of Securities)
05329Q
(CUSIP Number)
October 30, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐      Rule 13d-1(b)

        ☐      Rule 13d-1(c)

        ☒      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.            05329Q

1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Dr. Michael R. Lynch

2.	Check the Appropriate Box if a Member	(a)	☐
	of a Group*	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization
United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power
18,821,532

		6.	Shared Voting Power
N/A

		7.	Sole Dispositive Power
18,821,532

		8.	Shared Dispositive Power
N/A

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
18,821,532

10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11.	Percent of Class Represented by Amount in Row (9)
17.02%

12.	Type of Reporting Person*
IN

Item 1.

(a)	Name of Issuer
Autonomy Corporation plc

(b)	Address of Issuer's Principal Executive Offices
Cambridge Business Park, Cowley Road, Cambridge CB4 0WZ, England

Item 2.

(a)	Name of Person Filing
Dr. Michael Lynch

(b)	Address of Principal Business Office or, if none, Residence
Cambridge Business Park, Cowley Road, Cambridge CB4 0WZ, England

(c)	Citizenship
United Kingdom

(d)	Title of Class of Securities
Ordinary Shares

(e)	CUSIP Number
05329Q

Item 3.	If this statement is filed pursuant to § 240.13d-1(b) or § 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4. Ownership

(a)	Amount beneficially owned:
18,821,532

(b)	Percent of class:

17.02%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote
18,821,532

	(ii)	Shared power to vote or to direct the vote

None

	(iii)	Sole power to dispose or to direct the disposition of
18,821,532

	(iv)	Shared power to dispose or to direct the disposition of
None

Item 5. Ownership of Five Percent or Less of a Class

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 11th, 2004
Date

/s/ Michael R. Lynch
Dr. Michael R. Lynch Chief Executive Officer

QuickLinks

SIGNATURE